

April 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Amplify ETF Trust
         Issuer CIK: 0001633061
         Issuer File Number: 333-207937 / 811-23108
         Form Type: 8-A12B
         Filing Date: April 28, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Amplify
Bitcoin 24% Premium Income ETF and Amplify Bitcoin Max Income Covered Call ETF under
the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications